Exhibit m(7)

SCHEDULE B

THE VICTORY VARIABLE INSURANCE FUNDS

COMPENSATION UNDER THE

CONTRACT OWNER ADMINISTRATIVE SERVICES AGREEMENT

The Victory Variable Insurance Funds (the “Trust”) agrees to pay the following quarterly amounts calculated as a percentage of the average daily net assets of the relevant Fund and Class thereof held in the Accounts:

Fund	Class A

Diversified Stock Fund	.25%

Current as of December 14, 2005.